EXHIBIT 21.1
SUBSIDIARIES OF THE REGISTRANT

NAME	JURISDICTION OF INCORPORATION
Informatica GmbH	Germany

Informatica Software Limited	United Kingdom

Informatica Software Limited	Hong Kong

Informatica Software Ltd.	Canada

Informatica Japan KK	Japan

Informatica Software (Switzerland) AG	Switzerland

Informatica International, Inc.	Delaware

Informatica Cayman Ltd.	Cayman Islands

Informatica International do Brasil Ltda.	Brazil

Informatica Belgie N.V.	Belgium

Informatica Nederland B.V.	The Netherlands

Informatica France S.A.S.	France

Striva Corporation	Delaware

Striva Technology Inc.	California

Striva Technology Limited	United Kingdom

Informatica Business Solutions Private Ltd.	India

Informatica Australia PTY Limited	Australia

Informatica International, Inc. — Singapore
Branch	Singapore

Informatica International, Inc — Beijing	China
“Representative Office”

Informatica International, Inc — Informatica
Taiwan Co., Ltd. — Invested Company	Taiwan